Exhibit 99.8

K2 COMMENCES EXCHANGE OFFER

FOR SHARES OF FOTOBALL USA

FOTOBALL USA BOARD HAS UNANIMOUSLY RECOMMENDED

THAT FOTOBALL USA’S STOCKHOLDERS ACCEPT K2’S OFFER

CARLSBAD, Calif.—(BUSINESS WIRE)—Dec. 10, 2003—K2 Inc. (NYSE: KTO) and Fotoball USA, Inc. (NASDAQ: FUSA) jointly announced today that, pursuant to their previously announced merger agreement, K2 has commenced an exchange offer for all of the outstanding shares of Fotoball USA common stock. Subject to the terms and conditions of the offer, Fotoball USA stockholders will receive 0.2757 of a share of K2 common stock (including the associated preferred share purchase right) for each share of Fotoball USA common stock (including the associated preferred share purchase right) tendered. The exchange offer, if consummated, will be followed by a merger for the same consideration to Fotoball USA stockholders as offered in the exchange offer.

The exchange offer is scheduled to expire at midnight, New York City time, on Thursday, January 8, 2003, unless the offer is extended. The terms and conditions of the offer are described in offer documents being mailed to Fotoball USA stockholders and filed with the SEC. Consummation of the transaction is subject to the condition that there be validly tendered, and not withdrawn, at least a majority of the shares of Fotoball USA’s outstanding common stock and certain shares subject to options, receipt of certain regulatory approvals and other customary conditions and termination provisions. Subject to applicable law and the terms of the merger agreement, the offer may be extended.

The Board of Directors of Fotoball USA, upon recommendation of a special committee, has unanimously recommended that Fotoball USA stockholders tender their Fotoball USA shares in the offer. A more detailed description of this recommendation can be found in the Solicitation/Recommendation Statement on Schedule 14D-9 that Fotoball USA filed with the SEC today.

Fotoball USA stockholders are urged to carefully read the offer documents and Fotoball USA’s recommendation statement. Copies of these documents may be obtained at no charge from the website maintained by the SEC at www.sec.gov. Copies of the offer documents may also be obtained at no charge from Morrow & Co., Inc., the Information Agent for the offer.

About K2 Inc.

K2 Inc. is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products as well as certain niche industrial products. K2’s portfolio of leading brands includes Rawlings, Worth, Shakespeare, Pflueger, Stearns, K2, Ride, Olin, Morrow, Tubbs and Atlas. K2’s diversified mix of products is used primarily in team and individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, snowshoeing, in-line skating and mountain biking. Among K2’s other recreational products are Dana Design backpacks, Planet Earth apparel, Adio and Hawk skateboard shoes, and Rawlings team sports. K2 also manufacturers and markets Shakespeare extruded fishing lines and monofilaments, and marine antennas and marine accessories.

About Fotoball USA

Fotoball is a premier sports and entertainment marketer and manufacturer. Fotoball’s products and services are sold into distinct markets by four separate sales groups: Fotoball Sports, which services national and regional retailers; Fotoball Entertainment Marketing, which services entertainment destinations such as theme parks, resorts and casinos; Fotoball Sports Team, which supports the retail needs of professional franchises across the nation; and Marketing Headquarters, the promotional group developing custom programs for Fortune 500 companies. Fotoball currently holds licenses with Major League Baseball, the National Football League, the National Hockey League, the National Basketball Association, more than 100 NCAA colleges, Warner Bros. “Scooby Doo”, Marvel’s “Spider-Man”, “Incredible Hulk”, “X-Men”, MGA’s “Bratz” and Nickelodeon’s “Blue’s Clues.”

FORWARD LOOKING STATEMENTS:

This news release includes forward-looking statements. K2 and Fotoball USA caution that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies’ ability to complete the merger and successfully integrate the two companies, global economic conditions, product demand, financial market performance and other risks described in each company’s annual report on Form 10-K for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date hereof and K2 and Fotoball USA disclaim any intent or obligation to update such statements.

ADDITIONAL INFORMATION:

A registration statement relating to the K2 common stock being offered has been filed today with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. K2 also filed today with the SEC a Schedule TO with respect to the exchange offer. Fotoball USA also filed today with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offer may only be made pursuant to the Prospectus and the accompanying Letter of Transmittal. K2 and Fotoball USA mailed today the Prospectus and related exchange offer materials, as well as the Schedule 14D-9, to Fotoball USA stockholders. Fotoball USA stockholders are urged to carefully read these documents and the other documents relating to the exchange offer because these documents contain important information relating to the offer. You may obtain a free copy of these documents, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by K2 or Fotoball USA, at the SEC’s website at http:www.sec.gov.

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